Exhibit 99.1
Sify Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE is hereby given that an Extraordinary General Meeting of the company will be held on Friday, December 23, 2005 at 10.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai — 600 113, India.
Special Business
1.	Enhancement of Authorised Share Capital.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956, the Authorised Share Capital of the Company be and is hereby increased from Rs.381 Million (Rupees Three Hundred Eight One Million) divided into 38,100,000 (Thirty Eight Million One Hundred Thousand) Equity Shares of Rs.10/- each to Rs.500 Million (Rupees Five Hundred Million) divided into 50,000,000 (Fifty Million) Equity Shares of Rs.10/- each by the creation of 11,900,000 (Eleven Million Nine Hundred Thousand) Equity Shares of Rs.10/- each.

2.	Amendment of Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT Clause V of the Memorandum of Association of the Company be deleted and the following new Clause V be substituted therefor:

The Authorised Share Capital of the Company is Rs.500 Million (Rupees Five Hundred Million) divided into 50,000,000 (Fifty Million) Equity Shares of Rs.10/- each.

The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

3.	Further Issue of Shares under Section 81(1A) of the Companies Act, 1956.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and in accordance with the Articles of Association of the Company and subject to the approval of regulatory, government and other authorities as may be required, viz., Foreign Investment Promotion Board, Securities and Exchange Board of India, Reserve Bank of India, Indian / Foreign Stock Exchanges, Securities and Exchange Commission, USA., and such other government authorities, as may be required, and subject to such terms, conditions and stipulations, if any, required by them while granting such approvals, permissions, and sanctions and other approvals, if any, which the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall be deemed to include a Committee of Directors duly authorized in this behalf) is hereby authorized and empowered to obtain, approval of the company, be and is hereby accorded to the Board to offer, issue, allot in one or more tranches, all or any of the following not exceeding 11,700,000 (Eleven Million Seven Hundred Thousand) Equity Shares of Rs.10/- each in one or more combinations thereof: Equity Shares or Equity linked securities with or without voting rights, Private Placements, American Depositary Shares (ADS), Global Depositary Receipts (GDR), or any other securities / instruments (hereinafter referred to as “Securities”) as the Board in its absolute discretion may at any time or times hereinafter decide, to one or more of the Members, Employees, Indian Public, Non-Resident Indians, Foreign Nationals, Foreign Institutional Investors, Banks, Financial Institutions, Investment Institutions, Mutual Funds, Bodies Corporate, Companies, Private or Public, other entities / authorities and to such other person(s), through Public Issue(s), Private Placement(s) or any other means and through any combination thereof, including through the Book Building process, and on such terms and conditions as the Board may in its absolute discretion consider fit, including the quantum of securities to be issued, face value and all related or incidental matters.

RESOLVED FURTHER THAT the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board.

RESOLVED FURTHER THAT the Board is also authorized to enter into and execute all such documents, including filing of the Offer Document with Securities and Exchange Board of India or any other regulatory authority including the Stock Exchanges, enter into arrangements with any Lead Managers / Underwriters / Guarantors / Depositories / Custodians and all such agents as may be involved or concerned in such offering of securities and to remunerate all such agents including by way of payment of commission, brokerage, fees, expenses incurred in relation to the issue of securities and other expenses, if any.

RESOLVED FURTHER THAT the Company and / or agency or body authorized by the Board may issue American Depositary Receipts / Global Depositary Receipts and / or other forms of securities mentioned herein above issued by the Company in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability / free transferability thereof, as per the prevailing practices and regulations prevalent in the capital markets.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue and allotment of securities, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue, allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executive(s) / Officer(s) of the Company to give effect to the aforesaid resolution.

4.	Sale of IP-VPN Division.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, subject to such approvals and consents as may be necessary under the applicable laws, the consent of the company be and is hereby accorded to the Board of Directors of the company to transfer the business of IP-VPN Division rendering VPN services to Corporates, as a going concern to Safescrypt Limited, Chennai, a subsidiary company, with effect from such date as the Board of Directors of the company may deem fit, for a transaction value to be determined by a reputed international accounting firm and acceptable to the Board of Directors, in the best interest of the company.

RESOLVED FURTHER THAT the Board of Directors of the company be and is hereby authorised to do all such acts, deeds, matters and things as may in its absolute discretion deem fit and proper to give effect to the transfer of business of the IP-VPN Division as may be considered necessary by it in the best interest of the company and its shareholders.

Chennai, India	By Order of the Board
November 28, 2005	For Sify Limited

V Ramasubramanian
Company Secretary
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.

3